
05009819


Superior Plus

[...] & Corporate Secretary
[...] (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

July 7, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

SUPPL


SEC MAIL
PROCESSING
RECEIVED
JUL 1 9 2005
WASH. D.C.
198
SECTION

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the July 7, 2005 news releases of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Director, Investor Relations
and Corporate Secretary

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

/encl.

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g


Superior Plus

NEWS

TSX: SPF.UN

For Immediate Release

RECEIVED JUL 1 9 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 198

July 2005 Cash Distribution – $0.20 per Trust Unit

Calgary, July 7, 2005... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of July 2005 of $0.20 (20 cents) per trust unit payable on August 15, 2005. The record date is July 31, 2005 and the ex-distribution date will be July 27, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

For income tax purposes, the income from the July 2005 cash distribution of $0.20 per trust unit is considered to be:

- a dividend of $0.047 per trust unit
- other income of $0.153 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 78.2 million trust units outstanding. The Fund has $10.3 million principal amount of Series 1, and $64.1 million of Series 2, 8%; and $175.0 million of 5.75% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB, SPF.DB.A, and SPF.DB.B, respectively.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Director, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587) / E-mail: treisch@superiorplus.com